UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2009

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F                    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes                    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s proxy statement, to be mailed to the Registrant’s shareholders on or about July 15, 2009.

Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant’s proxy card, to be mailed to the Registrant’s shareholders on or about July 15, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)

By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Dated: July 6, 2009

Exhibit Index

Exhibit No.	Description
1.	Proxy Statement
2.	Proxy Card

July 6, 2009

Dear Fellow Shareholder,

You are cordially invited to attend the Elbit Systems Ltd. Shareholders’ Annual General Meeting to be held at 3:00 p.m. local time on Tuesday, August 11, 2009, at our offices at the Advanced Technology Center, Haifa, Israel.

The agenda of the meeting and the proposals to be voted on are described in the accompanying proxy statement. For the reasons described in the proxy statement, the Board of Directors recommends that you vote “FOR” Items 1, 2, 3, 4 and 5, as specified on the enclosed proxy card.

At the meeting, management also will present the other matters described in the proxy statement and provide a discussion period for questions and comments of general interest to shareholders.

We look forward to greeting all the shareholders who attend the meeting. However, whether or not you are able to attend, it is important that your shares be represented. Therefore, at your earliest convenience, please complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received at least 24 hours before the meeting.

We urge all of our shareholders to review our annual report on Form 20-F, which is available on our website at www.elbitsystems.com (under “Investor Relations: Annual Reports – Form 20-F”).

Thank you for your cooperation.

Very truly yours,

MICHAEL FEDERMANN

Chairman of the Board of Directors

JOSEPH ACKERMAN

President and Chief Executive Officer

ELBIT SYSTEMS LTD.

NOTICE OF SHAREHOLDERS’ ANNUAL GENERAL MEETING

Haifa, Israel

July 6, 2009

This is notice that the Shareholders’ Annual General Meeting of Elbit Systems Ltd. (the “Company”) will be held at the Company’s offices at the Advanced Technology Center, Haifa, Israel, on Tuesday, August 11, 2009, at 3:00 p.m. local time, for the following purposes:

1.	to elect seven directors to the Company’s Board of Directors who are not External Directors as defined in the Israeli Companies Law;

2.	to elect Mrs. Yael Efron to a three-year term as an External Director;

3.	to approve a “Framework Resolution” regarding the purchase of directors and officers liability (D&O) insurance policies;

4.	to approve and ratify the grant by the Company of an indemnification letter to Mr. David Federmann, with effect as of March 13, 2007; and

5.	to re-appoint the Company’s independent auditor for the fiscal year 2009 and until the close of the next Shareholders’ Annual General Meeting.

In addition, at the meeting the Company will present the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2008. The Company also will report on the dividend, directors’ compensation arrangements and independent auditor’s compensation arrangements with respect to fiscal year 2008.

Shareholders of record at the close of business on July 13, 2009 are entitled to receive notice of, and to vote at, the meeting. All shareholders are cordially invited to attend the meeting in person.

Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received by the Company at least 24 hours before the meeting. No postage is required if mailed in the United States. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors,

MICHAEL FEDERMANN

Chairman of the Board of Directors

JOSEPH ACKERMAN

President and Chief Executive Officer

The Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2008 are enclosed but are not a part of this proxy and should not be considered as proxy solicitation material.

QUESTIONS AND ANSWERS ABOUT THE SHAREHOLDERS’ ANNUAL

GENERAL MEETING

The following questions and answers summarize the major issues to be discussed at the Shareholders’ Annual General Meeting. For a more complete description of the issues please see the accompanying Proxy Statement.

Q:	When and where is the Meeting?

A:    The Meeting will take place at 3:00 p.m. local time, on Tuesday, August 11, 2009, at the Company’s offices at the Advanced Technology Center, Haifa, Israel.

Q:	What is the record date for the Meeting?

A:    The record date is July 13, 2009, and all shareholders holding shares at the close of business on July 13, 2009 will be entitled to receive notice of and to vote at the Meeting.

Q:	What are the items to be voted on at the Meeting?

A:    The items to be voted on include:

•	To elect seven directors who are not External Directors to the Board of Directors;

•	To elect an External Director to the Board of Directors;

•	To approve a “Framework Resolution” regarding the purchase of directors and officers liability (D&O) insurance;

•	To approve and ratify the grant by the Company of an indemnification letter to Mr. D. Federmann, with effect as of March 13, 2007.

•	To re-appoint the Company’s independent auditor for the fiscal year 2009 and until the close of the next Shareholders’ Annual General Meeting.

Q:	Why is a “Framework Resolution” required regarding the purchase of D&O insurance?

A:    At the Shareholders’ Annual General Meeting of the Company held in August 2004, the shareholders adopted a “Framework Resolution” regarding the levels of D&O insurance coverage and the corresponding insurance premium. That Framework Resolution covers a five-year period that expires in August 2009. Therefore, a new Framework Resolution is being proposed covering the levels of D&O insurance coverage and the corresponding premium for an additional five-year period.

Q:	Does the Company and its Board of Directors support the proposals to be voted on at the Meeting?

A:    Yes.

Q:	What voting majority is required to approve the proposals?

•

For the approval of Item 1 (election of directors who are not External Directors) and Item 5 (re-appointment of the Company’s independent auditor) in the Proxy Statement — the required majority is more than 50% of the shares voted at the Meeting.

•

For the approval of Item 2 (election of an External Director to the Board of Directors) in the Proxy Statement — the required majority is more than 50% of the shares voted at the Meeting provided that (i) that majority includes at least one-third (1/3) of the total votes of non-controlling shareholders or anyone voting on their behalf present at the Meeting in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against such election does not exceed one percent (1%) of the Company’s voting rights.

•

For the approval of Item 3 (approval of a “Framework Resolution” regarding the purchase of D&O insurance) in the Proxy Statement — the required majority is more than 50% of the shares voted at the Meeting provided that with respect to Mr. M. Federmann and Mr. D. Federmann, who may be considered indirect controlling shareholders of the Company, (i) the above mentioned majority includes at least

i

one-third (1/3) of the total votes of shareholders with no “personal interest” in the approval of the Framework Resolution, who are present at the Meeting in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against the proposed resolution does not exceed one percent (1%) of the Company’s voting rights.

•

For the approval of Item 4 (approval and ratification of the indemnification letter granted by the Company to Mr. D. Federmann, with effect as of March 13, 2007) in the Proxy Statement — the required majority is more than 50% of the shares voted at the Meeting provided that (i) the above mentioned majority includes at least one-third (1/3) of the total votes of shareholders with no “personal interest” in the approval and ratification of the indemnification letter, who are present at the Meeting in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against the proposed resolution does not exceed one percent (1%) of the Company’s voting rights.

Q:	What other matters will be presented at the Meeting?

A:    The Company also will present at the Meeting the following matters relating to the fiscal year ended December 31, 2008:

•	its Consolidated Financial Statements;

•	the dividend paid to shareholders;

•	the compensation paid to the Company’s directors; and

•	the compensation arrangement with the Company’s independent auditor.

Q:	What do I need to do now?

A:    Just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed return envelope as soon as possible, so that your shares will be represented at the Meeting. The signed proxy card must be received by the Company at least 24 hours before the Meeting. If you sign and send in your proxy card but do not indicate how you want to vote, your proxy will be counted as a vote for all the proposals.

Q:	What do I do if I want to change my vote?

A:    Just mail a later-dated, signed proxy card or other document revoking your proxy in time for it to be received by the Company at least 24 hours before the Meeting, or attend the Meeting in person and vote.

Q:	If my shares are held in “street name” by my broker, a bank or other representative, will my representative vote my shares for me?

A:    If you hold your shares through a broker, bank or other representative, generally the broker or other representative may only vote the shares it holds for you in accordance with your instructions. However, if the broker or other representative does not receive your instructions in time, it may vote on certain types of matters for which it has discretionary authority.

Q:	Who can help answer my questions?

A:    For additional information about the Meeting, please contact during normal office hours, Sunday through Thursday, Ronit Zmiri, the Company’s Corporate Secretary at the Company’s offices in Haifa, Israel, telephone +972-4-8316632.

ii

ELBIT SYSTEMS LTD.

Advanced Technology Center

P.O. Box 539

Haifa 31053, Israel

PROXY STATEMENT

This Proxy Statement is provided to the holders of ordinary shares, NIS 1.00 nominal value (the “Shares”), of Elbit Systems Ltd. (the “Company” or “Elbit Systems”), in connection with the Board of Directors’ solicitation of proxies for use at the Shareholders’ Annual General Meeting to be held at the Company’s offices at the Advanced Technology Center, Haifa, Israel, on Tuesday, August 11, 2009 at 3:00 p.m. Israel time (the “Meeting”), or at any adjournment of the Meeting, as specified in the accompanying Notice of Shareholders’ Annual General Meeting.

It is proposed that the shareholders adopt resolutions at the Meeting for the following purposes:

(1)	to elect seven directors to the Company’s Board of Directors who are not “External Directors” as defined in the Israel Companies Law—1999 (the “Companies Law”);

(2)	to elect Mrs. Yael Efron to a three–year term as an External Director;

(3)	to approve a “Framework Resolution” regarding the purchase of directors and officers liability (“D&O”) insurance;

(4)	to approve and ratify the grant by the Company of an indemnification letter to Mr. David Federmann, with effect as of March 13, 2007;

(5)	to re-appoint the Company’s independent auditor for the fiscal year 2009 and until the close of next Shareholders’ Annual General Meeting.

In addition, at the Meeting the Company will present or report on certain additional matters as noted below under “matters to be reported”.

Shares represented by properly signed and unrevoked proxies will be voted in the manner directed by the persons designated as proxies.

QUORUM AND VOTING REQUIREMENTS

Only shareholders of record at the close of business on July 13, 2009 have the right to receive notice and to vote at the Meeting. Distribution of the Proxy Statement will be made following the record date.

On July 1, 2009, the Company had 42,250,877 Shares outstanding, each giving a right of one vote for each of the matters to be presented at the Meeting. (This amount includes 23,021 Shares held by a wholly-owned subsidiary of the Company but does not include 385,900 Shares held by the Company as treasury shares). No less than two shareholders present in person or by proxy, and holding at least one-third of the outstanding Shares, will constitute a quorum at the Meeting.

If a quorum is not present within one-half hour after the time set for the Meeting, the Meeting will be adjourned and will be reconvened one week later at the same time and place unless other notice is given by the Board of Directors. If there is not a quorum within one-half hour of the time for the reconvened meeting, a quorum will be considered present as long as at least two shareholders holding at least ten percent (10%) of the outstanding Shares, participate in person or by proxy.

Joint holders of Shares should note that according to the Company’s Articles of Association the vote, whether in person or by proxy, of the more senior of joint holders of any voted Share will be accepted over vote(s) of the other joint holders of that Share. For this purpose seniority will be determined by the order the joint holders’ names appear in the Company’s Register of Shareholders.

A majority of the votes cast at the Meeting either in person or by proxy is required: (a) to elect, under Item 1 of this Proxy Statement, each of the individuals nominated to be a director and (b) to approve, under Item 5 of this Proxy Statement, re-appointment of the independent auditor.

In order to elect, under Item 2 of this Proxy Statement, Mrs. Yael Efron to a three-year term as an External Director, the required voting majority is a majority of the votes cast at the Meeting, whether in person or by proxy, provided that (i) that majority includes at least one-third (1/3) of the total votes of non-controlling shareholders or anyone voting on their behalf present at the Meeting in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against the election of Mrs. Efron does not exceed one percent (1%) of the Company’s voting rights.

In order to approve, under Item 3 of this Proxy Statement, the “Framework Resolution” regarding the purchase of D&O insurance, the required voting majority is a majority of the votes cast at the Meeting, whether in person or by proxy, provided that with respect to Mr. M. Federmann and Mr. D. Federmann, who may be considered direct and indirect controlling shareholders of the Company (see Item 3 below), (i) the majority includes at least one-third (1/3) of the total votes of shareholders who have no “personal interest” in the approval of the Framework Resolution who are present at the Meeting in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against the proposed resolution does not exceed one percent (1%) of the Company’s voting rights. Under the Companies Law, a “personal interest” means a personal interest of a person in the respective action or transaction of a company, including (i) a personal interest of that person’s spouse, brother or sister, parent, grandparent, child, child of such person’s spouse or the spouse of any of the above (“Relatives”); and (ii) a personal interest of another entity in which that person or any of his or her Relatives either (i) holds 5% or more of such entity’s issued shares or voting rights or (ii) has the right to appoint a director to such entities’ board of directors or the chief executive officer thereof; or (iii) is a member of such entity’s board of directors or serves as the chief executive officer thereof, but excluding a personal interest resulting merely from holding such company’s shares.

In order to approve and ratify, under Item 4 of this Proxy Statement, the grant by the Company of an indemnification letter to Mr. David Federmann, who may be considered an indirect controlling shareholder of the Company (see Item 3 below), the required voting majority is a majority of the votes cast at the Meeting, whether in person or by proxy, provided that (i) the majority includes at least one-third (1/3) of the total votes of shareholders who have no “personal interest” (as defined above) in the approval and ratification of the grant by the Company of the indemnification letter who are present at the Meeting in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against the proposed resolution does not exceed one percent (1%) of the Company’s voting rights.

Each shareholder who attends the Meeting in person or by proxy will advise the Company or indicate in the proxy card, as the case may be:

a)	With respect to Item 2—whether or not that shareholder is a controlling shareholder or acting on behalf of a controlling shareholder.

b)	With respect to Items 3 and 4—whether or not that shareholder has a personal interest in the approval of the applicable subject.

Failure to advise or indicate as detailed in subclauses a) and b) above will render the respective Shares ineligible to vote with respect to Item 2, 3 and/or 4, as the case may be.

VOTING BY PROXY

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. Shareholders may revoke any proxy card prior to its exercise by filing with the Company a written notice of revocation or a properly signed proxy card of a later date, or by voting in person at the Meeting. In order to be counted for purposes of voting at the Meeting, a properly signed proxy card must be received by the Company at least 24 hours before the Meeting.

Unless otherwise indicated on the proxy card, Shares represented by a properly signed and received proxy card in the enclosed form will be voted in favor of the above described matters to be presented for voting at the Meeting. Abstentions will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

Proxy cards are being mailed to shareholders on or about July 15, 2009, and will be solicited primarily by mail. However, in some cases proxies may be solicited by telephone, telegram or other personal contact. The Company will pay for the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to shareholders.

This Proxy Statement and the accompanying proxy card also constitute a “voting deed” (Ktav Hatzba’a) for the purpose of Regulation 3(c) of the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel)—2000.

POSITION STATEMENTS

Shareholders are permitted to express their position on the proposals on the agenda of this Meeting by submitting a written statement (the “Position Statement”), through the Company, to the other shareholders. Position Statements should be submitted to the Company at its registered offices, at Elbit Systems Ltd., Advanced Technology Center, Haifa, 31053 Israel, to the attention of Mrs. Ronit Zmiri, Corporate Secretary, no later than July 23, 2009. Reasonable costs incurred by the Company in dealing with a Position Statement will be borne by the submitting shareholder.

BENEFICIAL OWNERSHIP OF SECURITIES BY

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows, as of July 1, 2009, to the best of the Company’s knowledge, the number of Shares (1) owned by (i) all shareholders known by the Company to own 5% or more of the Company’s Shares and (ii) all directors and officers of the Company as a group.

Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel(2)	19,342,625		45.78%

Heris Aktiengesellschaft c/o 99 Hayarkon Street Tel-Aviv, Israel	3,836,458	(3)	9.08%

All officers and directors as a group (28 persons)	180,650	(4)	0.42%

(1)	The total number of Shares includes 23,021 Shares held by a subsidiary of Elbit Systems but excludes 385,900 Shares held by Elbit Systems as treasury shares.

(2)	Federmann Enterprises Ltd. (“FEL”) owns Shares of Elbit Systems directly and indirectly through Heris Aktiengesellschaft (“Heris”) which is controlled by FEL. FEL is controlled by Beit Federmann Ltd. (“BFL”). BFL is controlled by Beit Bella Ltd. (“BBL”) and Beit Yekutiel Ltd. (“BYL”). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the Chairman of Elbit Systems’ Board and the Chairman of the Board and the Chief Executive Officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of Shares owned by Heris and FEL.

As of July 1, 2009, 4,655,448 Shares held by FEL were pledged to Bank Leumi Le-Israel BM to guarantee loans provided to FEL in connection with FEL’s purchase in 2004 of Shares from Elron Electronics Industries Ltd. as well as to guarantee an increase of the loan provided to FEL according to an April 2007 amendment to the loan agreement. In addition, 2,175,000 Shares held by FEL were pledged in favor of Bank Hapoalim BM in connection with FEL’s purchase in 2006 from Koor Industries Ltd. of 2,350,000 Shares.

(3)	The amount of Shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (2) above.

(4)	This amount does not include any Shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above. The amount includes 249,575 Shares underlying options that are currently exercisable or that will become exercisable within 60 days of July 1, 2009. A portion of the underlying options are “phantom options” or “cashless” options that have been calculated based on Elbit Systems’ July 1, 2009 closing Share price on TASE of $60.82.

DIRECTOR INDEPENDENCE CRITERIA AND

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Under the Nasdaq Marketplace Rules that are applicable to the Company, a majority of the members of the Board of Directors must meet certain independence criteria. All of the members of the Audit Committee of the Board of Directors (the “Audit Committee”) must meet certain independence criteria as well. In addition, in accordance with the Nasdaq Marketplace Rules, a Corporate Governance and Nominating Committee of the Board of the Directors (the “Corporate Governance and Nominating Committee”), consisting in its entirety of directors meeting the independence criteria for directors as defined by Nasdaq, has been created in order, among other functions, to make recommendations to the Board of qualified candidates for election or appointment to the Board of Directors.

ITEM 1—ELECTION OF DIRECTORS

At the Meeting, seven directors who are not External Directors are nominated to be elected: Messrs. Michael Federmann, Moshe Arad, Avraham Asheri, David Federmann, Yigal Ne’eman and Dov Ninveh and Mrs. Rina Baum. Also, if elected to another term as a director, Michael Federmann will continue to serve as Chairman of the Board of Directors. Mr. Nathan Sharony, currently an External Director, will continue to serve as External Director until the earlier of March 23, 2011 or the Annual General Shareholders’ Meeting to be held in 2010. The term of the second External Director, Mr. Yaacov Lifshitz, ends in August 2009. See Item 2 below regarding the election of an External Director to replace Mr. Lifshitz.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her director position in the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a company whose shares are publicly traded, at which the appointment of a director is to be considered, will not be held unless the nominee has declared to the company that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

Each of the proposed nominees Messrs. M. Federmann, Arad, Asheri, D. Federmann, Ne’eman and Ninveh and Mrs. Baum, has declared to the Company that he or she complies with the required qualifications under the Companies Law for appointment as a member of the Board of Directors of the Company, detailing his or her applicable qualifications, and that he or she is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of the Board of Directors of the Company.

The Corporate Governance and Nominating Committee has recommended to the Board of Directors that each of the above-mentioned nominees, all of whom currently serve as directors of the Company, be nominated for re-election to the Company’s Board of Directors. Three of these nominees (Messrs. Arad, Asheri and Ne’eman) meet the board of directors’ independence criteria under the applicable Nasdaq Marketplace Rules, as does the continuing External Director Mr. Sharony.

The Board of Directors has approved the recommendation of the Corporate Governance and Nominating Committee with respect to the list of nominees. Accordingly, the persons named in the proxy card distributed with this Proxy Statement intend to vote for the election of the above-named seven nominees.

Each nominee so elected as a director will hold office until the close of the next Shareholders’ Annual General Meeting and until his or her successor is elected and qualified, unless any director’s office is vacated earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association.

The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. Nevertheless, if any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as determined by the persons named in the proxy card in accordance with his or her judgment, provided such other person(s) meet the applicable requirements to be a director of the Company and have been recommended by the Corporate Governance and Nominating Committee for nomination to the Board of Directors.

The Company’s shareholders, at the Shareholders’ Annual General Meeting held in 2004, approved payments to directors thereafter in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on equity. These rates were linked to the Israeli consumer price index and were updated and paid from time to time by the Company through March 2008. At an Extraordinary General Shareholders Meeting held in March 2008, the Company’s shareholders approved increasing compensation, effective April 1, 2008 and thereafter so long as said resolution has not been replaced or revoked by a Shareholder’s General Meeting, to the Company’s External Directors, who have additional duties under applicable foreign law, and to other directors meeting the director independence criteria of the Nasdaq Marketplace Rules. The increased compensation was consistent with amendments to Israeli law regarding compensation to External Directors who serve on the boards of “dual listed” companies, such as the Company. As a result, External Directors and other such “independent” directors are and will be entitled so long as the resolution adopted on March 2008 mentioned above is in effect, to an annual fee of NIS 100,000, equal to approximately $25,706, and a per meeting fee of 2,200 NIS, equal to approximately $565. The other directors are paid the following compensation: an annual fee of NIS 50,198, equal to approximately $12,904, and a per meeting fee of NIS 1,948, equal to approximately $501, which reflect the fee levels previously approved at the 2004 Shareholders’ Annual General Meeting and linked to the Israeli consumer price index. The Company currently intends to maintain such compensation rates to such directors. Compensation payments to directors are made either directly to the director or to his or her employing company.

The nominees and the current continuing External Director, their respective ages as of July 1, 2009, and the year in which they became directors of the Company are as follows:

Board of Directors

Name	Age	Director Since
Michael Federmann (Chairman)	65	2000
Moshe Arad	74	2005
Avraham Asheri	71	2000
Rina Baum	64	2001
David Federmann	34	2007
Yigal Ne’eman	68	2004
Dov Ninveh	62	2000
Nathan Sharony (External Director)	75	2002

Michael Federmann. Michael Federmann has served as Chairman of the Board of Directors since 2000. He has held managerial positions in the Federmann Group since 1969, and since 2002 he has served as Chairman and CEO of FEL. Currently, he also serves as Chairman of the Board of Directors of Dan Hotels Corp. Ltd. (“Dan Hotels”). Mr. Federmann is Chairman of the Board of Governors of the Hebrew University of Jerusalem (the “Hebrew University”) and a member of the Board of Governors and the Executive Council of the Weizmann Institute of Science. He serves as the President of the Israel-Germany Chamber of Industry and Commerce. Mr. Federmann holds a bachelor’s degree in economics and political science from the Hebrew University.

Moshe Arad. Moshe Arad served as Vice President for External Relations of the Hebrew University from 1994 to 2004. He currently serves on the Board of Directors of Discount Investment Corporation Ltd. From 1994 to 1999, he was a member of the Board of Directors of Elbit Ltd. During 1992 and 1993, Mr. Arad served as Director General of the Israel Ministry of Communications. From 1990 to 1992, he was a member of the Tel-Aviv law firm of Herzog, Fox, Ne’eman. Mr. Arad served as Israel’s Ambassador to the United States from 1987 to 1990 and as Israel’s Ambassador to Mexico from 1983 to 1987. Ambassador Arad holds a bachelor’s degree in political science and international relations and an L.L.B. degree from the Hebrew University. Mr. Arad serves on the Audit Committee and the Compensation Committee of the Company’s Board of Directors.

Avraham Asheri. Avraham Asheri has served as an economic advisor and a director of several companies since 1998. He currently serves on the Boards of Directors of Elron Electronic Industries Ltd., Discount Mortgage Bank Ltd., Koor Industries Ltd., Mikronet Ltd. and Africa Israel Investment Ltd. Mr. Asheri was President and Chief Executive Officer of Israel Discount Bank from 1991 until 1998, and Executive Vice President and member of its management committee from 1983 until 1991. Prior to that, he served for 23 years at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including as Director General of the Israel Ministry of Industry and Trade, Managing Director of the Israel Investment Center and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelor’s degree in economics and political science from the Hebrew University. Mr. Asheri serves as Chairman of the Compensation Committee and as a member of the Audit Committee and the Corporate Governance and Nominating Committee of the Company’s Board of Directors.

Rina Baum. Rina Baum is Vice President for Investments of FEL and since 1986 has served as Director and General Manager of Unico Investment Company Ltd. She serves as a director of Dan Hotels, Etanit Building Products Ltd. and Incotec Ltd., as well as in other managerial positions within the Federmann Group. She also serves as a director in Harel-PIA Mutual Funds Management Company Ltd. Mrs. Baum holds an L.L.B. degree from the Hebrew University.

David Federmann. David Federmann has served in various management capacities in FEL since 2000 and since 2002 as Business Development Manager of Freiberger Compound Materials GmbH in Freiberg, Germany. He serves on the Boards of Directors of Dan Hotels Corp. Ltd. and BGN Technologies (the Technology Transfer Company of Ben-Gurion University). David Federmann is the son of Michael Federmann, Chairman of the Company’s Board of Directors. Mr. Federmann holds a bachelor’s degree in mathematics and philosophy from New York University.

Yigal Ne’eman. Yigal Ne’eman has served as the Chairman and President of the Israel College since 1994. From 1989 to 1993, he served as Chairman and as a shareholder of several industrial, commercial and service companies. Mr. Ne’eman served as the President and CEO of Tadiran Ltd (“Tadiran”) from 1981 to 1989. During that period he also served as Chairman of the Board of Directors of Elisra Electronic Systems Ltd. and of Elop Electro-Optics Industries Ltd. (“Elop”). Prior to that he held a number of management positions in the control and finance departments of Tadiran. Mr. Ne’eman completed his accounting studies at the Hebrew University and is a Certified Public Accountant. Mr. Ne’eman serves as a member of the Audit Committee and the Corporate Governance and Nominating Committee of the Company’s Board of Directors.

Dov Ninveh. Dov Ninveh has served as Chief Financial Officer and a manager in FEL since 1994. He serves as a director of Dan Hotels and Etanit Ltd. Mr. Ninveh served as a director of Elop from 1996 until 2000. From 1989 to 1994, he served as Deputy General Manager of Etanit Building Products Ltd. Mr. Ninveh holds a bachelor’s degree in economics and management from the Israel Institute of Technology (the “Technion”).

Nathan Sharony (External Director). Nathan Sharony has served as a director for several companies since 1997. He currently serves as Chairman of the Board of Tritec 21 Industries Ltd. and as a director for Bituach Yashir Ltd., an insurance company, Union Bank, Genoa Technologies Ltd., H-Tachof Ltd. and Israel Bonds International Inc. From 1997 to 1999, he served as Chairman of Technorov Holdings (1993) Ltd. From 1994 to 1997, he was Chief Executive Officer of Israel Bonds, a U.S. brokerage. Mr. Sharony served as the Director General of the Israel Ministry of Industry and Trade from 1992 to 1994. Prior to that, Mr. Sharony held a number of positions in industry and government including head of the Israeli Government Economic Mission to the U.S., President and Chief Executive Officer of Elop and Vice President for Logistics of Tadiran. In 1982, Mr. Sharony completed 30 years of service in the Israel Defense Forces, retiring with the rank of Major General. He participated in the Field Artillery Battery Officers Course in Fort Sill, Oklahoma. Mr. Sharony serves as Chairman of the Audit Committee and Chairman of the Corporate Governance and Nominating Committee of the Company’s Board of Directors.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Messrs. M. Federmann, Arad, Asheri, D. Federmann, Ne’eman and Ninveh and Mrs. Baum are elected as directors of the Company until the close of the next Shareholders’ Annual General Meeting.”

The Board of Directors recommends a vote FOR all the nominees to the Board of Directors.

ITEM 2—ELECTION OF MRS. YAEL EFRON TO SERVE A THREE-YEAR TERM

AS AN EXTERNAL DIRECTOR

Under the Companies Law:

(1)

Each Israeli public company is required to appoint two External Directors. Among other requirements, a person may serve as an External Director if that person and each of that person’s Relatives, partners and employers, or any person to whom he or she is subordinated (directly or indirectly), or any entity controlled by that person, did not have, at any time during the two (2) years preceding that person’s appointment as an External Director, any affiliation with either the applicable company, the entities controlling the company, or the entities controlled by the company or by the company’s controlling shareholders. In addition, a person may serve as an External Director if and so long as no conflict of interest exists between his or her responsibilities as a member of the board of directors of the respective company and his or her other business activities. External Directors serve for a three-year term following which they may stand for re-election to an additional term of three years. In addition, External Directors in companies such as the Company that are “dual listed” (for example, traded on stock exchanges both in Israel and the U.S.) may stand for re-election to additional terms of up to three years each beyond the first two terms, provided that the following further conditions are met: (1) the Audit Committee and the Board both determine that based upon the expertise and the unique contribution of the External Director to the work of the Board and its committees, his/her re-election for an additional term is for the benefit of the Company; (2) his/her re-election is approved at a general shareholders meeting by the majority required for nomination of External Directors under the Companies Law; and (3) his/her terms of service as an External Director and the considerations of the Audit Committee and the Board regarding his/her re-election were presented to the general meeting of shareholders prior to the vote on such approval. At an Extraordinary General Meeting of Shareholders held in March 2008, an amendment to the Company’s Articles of Association, consistent with such amendment to Israeli law, was approved.

(2)	Any committee of the Board must include at least one External Director, and all External Directors must be members of the Audit Committee.

(3)	In general, at least one External Director must have “accounting and financial expertise”, and the other External Director(s) must have “professional competence”. Under the regulations of the Companies Law, a director has “financial and accounting expertise” if he or she, based on his or her education, experience and qualifications, is highly skilled in respect of, and understands, business and accounting matters and financial statements, in a manner that enables him or her to have an in-depth understanding of the company’s financial statements and to stimulate discussion in respect of the manner in which the financial data is presented. The evaluation of the accounting and financial skill of a director is to be made by the board of directors taking into account the parameters specified under the Companies Law. A director has “professional competence” if he or she has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in public service or in the field of the company’s business. The evaluation of the professional competence of a director is to be made by the board of directors.

Mr. Nathan Sharony, the current continuing External Director is considered by the Board of Directors to have professional competence. Mr. Yaacov Lifshitz, whose term as an External Director ends in August 2009, is considered by the Board of Directors to have accounting and financial expertise (as does the proposed nominee named below).

An External Director of the Company (including the proposed nominee, if elected) is entitled to compensation at the rates described in Item 1 of this Proxy Statement and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an External Director or otherwise.

The Companies Law also provides that a shareholders’ general meeting at which the appointment of an External Director is to be considered will not be held unless the nominee has declared to the Company that he or she complies with the qualifications for appointment as an External Director. The proposed nominee, Mrs. Yael Efron, has declared to the Company that she complies with the qualifications and requirements for appointment as an External Director under the Companies Law, that she is capable of dedicating the appropriate amount of time for the performance of her role as an External Director of the Company, and she has agreed to stand for election.

The Corporate Governance and Nominating Committee of the Board of Directors of the Company and the Board of Directors as a whole has determined that Mrs. Efron meets the applicable criteria for External Directors under the Companies Law and also meets the independence criteria under the applicable Nasdaq Marketplace Rules, and has recommended that Mrs. Efron be elected as External Director for a three-year term. The Board of Directors considers Mrs. Efron to have accounting and financial expertise as defined under the Companies Law.

As required under the Companies Law, the Board of Directors of the Company has adopted a policy pursuant to which the Board of Directors will include a minimum of two directors having accounting and financial expertise as defined under the Companies Law. For this purpose, the Board of Directors also considers Mr. Asheri and Mr. Ne’eman to have “accounting and financial expertise” as defined under the Companies Law.

If elected for a term as an External Director, Mrs. Efron will hold office for a three-year period until August 10, 2012, unless her office is vacated earlier in accordance with the provisions of the Companies Law or the Company’s Articles of Association. If for any reason Mrs. Efron should be unable to serve, another person will be elected in accordance with applicable law.

Also, if elected for a term as an External Director, Mrs. Efron will be entitled to receive from the Company an indemnification letter, in the same terms and conditions as all other members of the Board of Directors of the Company, in accordance with the terms and limitations as approved by the Audit Committee, the Board of Directors and the Shareholders of the Company in November 2005 (for further details, see Item 4 below). In addition, Mrs. Efron will be also covered by any directors and officers liability insurance in effect as of the date of her election and thereafter by any directors and officers liability insurance purchased by the Company from time to time in accordance with the “Framework Resolution”, if approved under Item 3 of this Proxy Statement.

Background information regarding Mrs. Efron, who is 64 on the date of this Proxy Statement, is as follows:

Yael Efron serves as a director of several companies. Currently she serves as a director and Chairperson of the Investment Committee of Psagot Mutual Funds and as a director of Isralom Assets Ltd. and Elcon Recycling Services Ltd. Mrs. Efron was until recently the Chairperson and CEO of Oceana Advanced Industries Ltd. From 1996-2002, she served as CEO and President of Tahal Consulting Engineers Ltd. During 1993-1996, Mrs. Efron served as Vice President for Business Development at Housing and Construction Co. Ltd. and as a member of the Board of all its subsidiaries. During 1970-1993, Mrs. Efron held several senior positions in Koor Industries Ltd (“Koor”) and served as member of the Board of most of Koor’s subsidiaries including: Teva Pharmaceutical Industries, Tambor, Nesher, Machave, Macteshim Agan, Soltam and others. She also served as a director in Leumi Partners, Tadea Technologies Ltd, Hamashbir Lazarchan Israel Ltd., I.B.I Mutual Funds (1978) Ltd and Rozbad Medical Ltd. Mrs. Efron holds a bachelor’s degree in economics and statistics from the Tel Aviv University, a diploma in advanced studies in industrial management from the Technion, and she took part in the Young Executive Management Program at Harvard University.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Mrs. Yael Efron be elected as an External Director of the Company for a three-year term commencing on the close of this Shareholders’ Annual General Meeting and ending on August 10, 2012.”

The Board of Directors recommends a vote FOR approval of this resolution.

ITEM 3—APPROVAL OF A “FRAMEWORK RESOLUTION” FOR THE PURCHASE

OF DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Companies Law and the Company’s Articles of Association permit the Company to obtain directors and officers liability (“D&O”) insurance. Under the Companies Law, shareholders approval is required for insurance provided to directors.

The Company’s Shareholders, at the Shareholders’ Annual General Meeting held in 2004, approved a “Framework Resolution” that allowed the Company to purchase D&O insurance that meets the Framework Resolution’s terms. The Framework Resolution covers a five-year period which ends in August 2009, and allows for an aggregate increase of insurance coverage of up to $45 million for any year covered by the policy and an increase of up to 25% per year in the D&O insurance premium up to a maximum aggregate of 125% of the 2004 annual premium.

The Framework Resolution also requires that the Audit Committee and the Board of Directors confirm that any D&O insurance purchased within the period covered by the Framework Resolution complies with the terms of the Framework Resolution.

The D&O insurance in effect as of July 1, 2009 covers directors and officers of the Company and its subsidiaries worldwide, is valid until October 27, 2009 and provides aggregate liability coverage of up to $45 million. The current annual premium payment is $391,400.

In order to enable the Company to continue to efficiently obtain D&O insurance in the future, the Audit Committee and the Board of Directors propose adoption of a new framework resolution (the “New Framework Resolution”), as follows:

(1)	The period covered by the New Framework Resolution will begin at the close of this Annual General Meeting and will be in effect for a period of five years or until the close of the Company’s Shareholders’ Annual General Meeting to be held in 2014, whichever occurs later.

(2)	The types and amounts of liabilities covered by the insurance would be substantially similar to those currently covered by the Company’s D&O insurance policy; however, the maximum annual aggregate coverage may be increased up to $70 million during the period covered by the New Framework Resolution.

(3)	Annual insurance premiums may increase up to an aggregate of 125% of the current annual premium.

Under the Companies Law, the purchase of D&O insurance for directors or officers who are considered controlling shareholders of a company requires shareholder approval by a special majority (see “QUORUM AND VOTING REQUIREMENTS” above). Under the Israeli Companies Regulations (Relief for Transactions with Interested Parties)—2000 (the “Relief Regulations”) a public company such as the Company is permitted to enter into a framework transaction with a controlling shareholder provided that the framework transaction is approved by the company’s audit committee and board of directors and by the company’s shareholders in the specified special majority, and the audit committee and the board of directors of the company approve each of the specific transactions to be entered into under the framework transaction and determine that such specific transaction complies with the approved framework.

Mr. Michael Federmann, Chairman of the Company’s Board of Directors, and his son, Mr. David Federmann, a member of the Company’s Board of Directors, may be considered direct or indirect controlling shareholders of the Company. Therefore, the New Framework Resolution, as applicable to Mr. Michael Federmann and Mr. David Federmann, may constitute a framework transaction within the meaning of the Relief Regulations as described above.

The Audit Committee and the Board of Directors have approved the New Framework Resolution and will consider for approval each new purchase of D&O insurance (including for directors considered to be controlling shareholders) in order to determine that such insurance is within the terms of the New Framework Resolution.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that the New Framework Resolution under the terms as described in this Proxy Statement, regarding directors and officers liability insurance coverage for current and future directors and officers of the Company as may be from time to time, including for directors who may be considered as direct or indirect controlling shareholders of the Company, is hereby approved.”

The Board of Directors recommends a vote FOR approval of this resolution.

ITEM 4—APPROVAL AND RATIFICATION OF THE GRANT BY THE COMPANY OF

AN INDEMNIFICATION LETTER

The Company’s Articles of Association permit indemnification, retroactively or in advance, of a director against:

(1)	a monetary liability imposed on the director or paid by him or her in favor of a third party under a judgment, including a judgment by way of compromise or a judgment of an arbitrator approved by a court; however, such undertaking will be limited to events which, in the Board’s opinion, are foreseeable in light of the Company’s actual activities at the time of granting the obligation to indemnify, and to a sum or criteria as the Board deems reasonable under the circumstances, and the undertaking to indemnify will specify the aforementioned events and sum or criteria.

(2)	reasonable legal fees incurred by a director in an investigation or proceeding conducted against him or her by an authority authorized to conduct such investigation or procedure, provided that such investigation or procedure (i) concludes without the filing of an indictment against the director and without imposition of monetary payment in lieu of criminal proceedings, or (ii) concludes with imposing on the director monetary payment in lieu of criminal proceedings, provided that the alleged criminal offense in question does not require proof of criminal intent.

(3)	reasonable expenses of the proceedings, including lawyers fees, expended by the director or imposed on him or her by the court for:

(a)	proceedings issued against him or her by or on the Company’s behalf or by a third party;

(b)	criminal proceedings from which the director was acquitted; or

(c)	criminal proceedings in which he or she was convicted but that do not require proof of criminal intent; or

(4)	any other liability or expense for which it is or may be permissible to indemnify a director.

The aggregate indemnification so granted by the Company to directors and other entitled persons in accordance with the Company’s Articles of Association may not exceed 25% of the Company’s consolidated equity as reflected in the Company’s last consolidated annual financial statements published prior to the payment of such indemnification.

The Company’s shareholders at the Shareholders’ Annual General Meeting held in 2005, approved the grant to current and future members of the Company’s Board of Directors as may be from time to time, of indemnification letters reflecting the above conditions and limitations. The approval of the shareholders was granted with the applicable required majority votes including with respect to Mr. M. Federmann as a controlling shareholder.

On March 2007, Mr. D. Federmann, the son of Mr. M. Federmann, was elected as a member of the Company’s Board of Directors and, on the basis of the Shareholders resolution of November 2005, was granted an indemnification letter in same terms and conditions as all other members of the Company’s Board.

For the sake of good order and clarification arising from Mr. D. Federmann being considered as an indirect controlling shareholder of the Company, the Audit Committee and the Board of Directors have approved and ratified the grant by the Company of an indemnification letter to Mr. D. Federmann, with effect as of March 13, 2007.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that the grant by the Company of the indemnification letter to Mr. D. Federmann is hereby approved and ratified with effect as of March 13, 2007”.

The Board of Directors recommends a vote FOR approval of this resolution.

ITEM 5—RE-APPOINTMENT OF

THE COMPANY’S INDEPENDENT AUDITOR

FOR THE FISCAL YEAR 2009 AND UNTIL THE CLOSE OF THE NEXT

SHAREHOLDERS’ ANNUAL GENERAL MEETING

Following the recommendation by the Company’s Audit Committee, it is proposed that Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global Certified Public Accountants, will be re-appointed as independent auditor of the Company for the fiscal year 2009 and until the close of the next Shareholders’ Annual General Meeting. A representative of the independent auditor will be present at the Meeting and will be available to respond to appropriate questions from shareholders. Such auditor served as the Company’s auditor for fiscal year 2008 and has no relationship with the Company, or with any affiliate of the Company, except as auditor.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that the Company’s independent auditor, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, is appointed as independent auditor of the Company for the fiscal year 2009 and until the close of the next Shareholders’ Annual General Meeting.”

The Board of Directors recommends a vote FOR approval of this resolution.

MATTERS TO BE REPORTED

In addition, at the Meeting the Company will present or report on the following matters relating to fiscal year 2008:

•	its Consolidated Financial Statements for the fiscal year ended December 31, 2008;

•	the dividend paid to shareholders;

•	the compensation paid to the Company’s directors; and

•	the compensation arrangement with the Company’s independent auditor.

By Order of the Board of Directors

MICHAEL FEDERMANN

Chairman of the Board of Directors

JOSEPH ACKERMAN

President and Chief Executive Officer

Date: July 6, 2009

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ELBIT SYSTEMS LTD.

August 11, 2009

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

ê  Please detach along perforated line and mail in the envelope provided.  ê

¢ 20730203020030200300 0	081109

ANY PROXIES PREVIOUSLY GIVEN ARE HEREBY REVOKED.

THE UNDERSIGNED HEREBY ACKNOWLEDGE(S) RECEIPT OF THE NOTICE OF SHAREHOLDER’S ANNUAL GENERAL MEETING AND ACCOMPANYING PROXY STATEMENT. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

						FOR	AGAINST	ABSTAIN
1. Election of Directors:		NOMINEES:		2.	ELECTION OF MRS. YAEL EFRON AS AN EXTERNAL DIRECTOR	☐	☐	☐
☐	FOR ALL NOMINEES	O Moshe Arad O Avraham Asheri O Rina Baum O David Federmann O Michael Federmann O Yigal Ne’eman O Dov Ninveh				YES	NO
☐	WITHHOLD AUTHORITY FOR ALL NOMINEES

Please indicate if you are a controlling shareholder of the Company or acting on a controlling shareholders’ behalf.

(Please note: if you do not mark either Yes or No, your shares will not be voted for Item 2).

						☐	☐
☐	FOR ALL EXCEPT (See instructions below)

						FOR	AGAINST	ABSTAIN
				3.	APPROVAL OF THE “FRAMEWORK RESOLUTION” REGARDING THE PURCHASE OF DIRECTORS AND OFFICERS LIABILITY INSURANCE	☐	☐	☐
						YES	NO

Please indicate if you have a personal interest in the approval of the Framework Resolution specified in Item 3.

(Please note: if you do not mark either Yes or No, your shares will not be voted for Item 3).

						☐	☐
						FOR	AGAINST	ABSTAIN
INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●				4.	APPROVAL AND RATIFICATION OF THE GRANT BY THE COMPANY OF AN INDEMNIFICATION LETTER TO MR. DAVID FEDERMANN, WITH EFFECT AS OF MARCH 13, 2007	☐	☐	☐

						YES	NO

Please indicate if you have a personal interest in the approval and ratification of the grant of the indemnification letter as specified in Item 4.

(Please note: if you do not mark either Yes or No, your shares will not be voted for Item 4).

						☐	☐
						FOR	AGAINST	ABSTAIN
				5.	RE-APPOINTMENT OF THE COMPANY’S INDEPENDENT AUDITOR FOR THE FISCAL YEAR 2009 AND UNTIL THE CLOSE OF THE NEXT SHAREHOLDERS’ ANNUAL GENERAL MEETING	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

¢	Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.	¢

ñ	¢

ELBIT SYSTEMS LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

FOR THE SHAREHOLDERS’ ANNUAL GENERAL MEETING

TO BE HELD ON AUGUST 11, 2009

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby appoints MICHAEL FEDERMANN, JOSEPH ACKERMAN and RONIT ZMIRI, and each of them, the true and lawful proxies of the undersigned, with full power of substitution, to vote with respect to all of the undersigned’s ordinary shares of ELBIT SYSTEMS LTD. (the “Company”), at the Shareholders’ Annual General Meeting of the Company to be held at the Company’s offices at the Advanced Technology Center, Haifa, Israel on Tuesday, August 11, 2009, at 3:00 p.m. local time, and at any adjournments, with all power that the undersigned would have if personally present and especially (but without limitation) to vote as follows:

The shares represented by this Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted “FOR” all Proposals listed on the reverse side.

(Continued and to be signed on the reverse side)

¢	14475 ¢